PRIVATE OFFERING NOTICE

                       [OBJECT OMITTED]
                   Merrill Lynch & Co., Inc.
                  Medium-Term Notes, Series C
               Merrill Lynch Long Short Notes(SM)
   Linked to the Select Sectors Long Short Index - Series VI
                       due October 2006
                         (the "Notes")
         US$10 original public offering price per unit

                    Private Offering Notice

                         Summary Terms


The Notes:
o    The Notes are designed for investors seeking exposure to        o    The Notes will not be listed on any securities exchange.
     a leveraged long position in three equity sector indices
     and a short position in two equity sector indices, as           o    The Notes will be senior unsecured debt securities of
     described below.                                                     Merrill Lynch & Co., Inc., denominated and payable in
                                                                          United States dollars, and part of a series entitled
o    The Select Sectors Long Short Index - Series VI (the                 "Medium-Term Notes, Series C". The Notes will have the
     "Composite Index") will reflect a leveraged long position            CUSIP No.         .
     equal to 150% of the initial level of the Composite
     Index, distributed initially on an equally weighted basis       o    The settlement date is expected to be June , 2005.
     (i.e., 50% per index) over three equity sector indices
     (collectively, the "Long Components"), and a short              Payment on the maturity date:
     position equal to 50% of the initial level of the
     Composite Index, distributed initially on an equally            o    The amount an investor receives on the maturity date per
     weighted basis (i.e., 25% per index) over two equity                 unit will be based upon the percentage change in the
     sector indices (collectively, the "Short Components").               level of the Composite Index, which reflects the
     The indices comprising the Long Components are: the                  percentage change in the value of the long position in
     Consumer Staples Select Sector Index, the Health Care                the Long Components and the short position in the Short
     Select Sector Index and the Utilities Select Sector                  Components. If the level of the Composite Index declines
     Index. The indices comprising the Short Components are:              over the term of the Notes, an investor will receive
     the Consumer Discretionary Select Sector Index and the               less, and possibly significantly less, than the $10
     Technology Select Sector Index. The Composite Index does             original public offering price per unit.
     not take into account the dividends paid on any of the
     stocks included in either the Long Components or the            Early redemption:
     Short Components.
                                                                     o    If on any date before the seventh scheduled index
o    Increases in the value of the Long Components will                   business day before the maturity date the closing level
     increase the level of the Composite Index while                      of the Composite Index is equal to or less than 50% of
     decreases in the value of the Long Components will                   its initial level, the Notes will be redeemed on the
     decrease the level of the Composite Index. Conversely,               fifth business day following that date. If redeemed, we
     increases in the value of the Short Components will                  will pay an investor based on the percentage decrease in
     decrease the level of the Composite Index and decreases              the level of the Composite Index as described in the
     in the value of the Short Components will increase the               attached offering document.
     level of the Composite Index.

o    There will be no payments prior to the maturity date.

o The Notes are made available to each investor outside of the United States in a minimum initial investment of US$50,000 or any other amount, and subject to any other restrictions, as may be applicable to an investor under the private offering rules of any jurisdiction outside of the United States.

The Notes, the subject of the attached offering document (the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the "Company").

The discussion contained in the Offering Document relating to the tax implications of investing in the Notes is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.


                   PRIVATE OFFERING NOTICE

This Notice and the Offering Document have been provided by the Company for information only. Prospective investors should not treat the contents of this Notice or the Offering Document as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to the risk factors set forth on pages PS-8 to PS-11 and pages S-3 to S-4 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Notes, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to any action taken by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

     (a) The Notes are denominated in United States dollars. Investors that purchase the Notes with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

     (b) The price and value of the Notes and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he or she invested.

     (c) Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

     (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of the Notes.

     (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Notes.

     (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.






                    The date of this Notice is June 2, 2005

 This Notice supplements the Preliminary Pricing Supplement, dated June 2, 2005, and the Prospectus Supplement and Prospectus, dated February 25, 2005.